FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on  May 9, 2013 in connection with the Registrant's Financial Results for the First Quarter of 2013.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 9, 2013

3

Elron Electronic Industries Ltd.
("Elron" or the "Company")

English Translation of Quarterly Report
for the First Quarter of 2013

Part I
Material Changes and Updates that Occurred in the Company's Business in the Three Months Ended March 31, 2013
Details according to Regulation 39A of the Israel Securities Regulations (Periodic and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the First Quarter of 2013, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Three Months Ended March 31, 2013, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for 2012 filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2012 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the first quarter of 2013, which were described in the 20-F Annual Report.

1.	Item 4A – Information on the Company: History and Development of the Company

Investments

In the first quarter of 2013, Elron (directly and indirectly through RDC and Navitrio) invested approximately $2.5 million in group companies. For further details see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.	Item 4B – Business Overview: Our Main Group Companies

2.1.	BrainsGate

Further to Item 4B regarding BrainsGate's estimates regarding the timing of its clinical trial's completion, in light of volatility in the rate of patient recruitment, and the uncertainty arising from such volatility as to the rate of future patient recruitment, BrainsGate estimates that it may complete the trial in the fourth quarter of 2013 or the first half of 2014, upon its completion on approximately 450 patients. To date, BrainsGate has enrolled 287 patients at 63 medical centers in the United States, Europe and Asia.

BrainsGate's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its recruitment rate potential as of the date of filing this report, and information existing in BrainsGate on the date of filing this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are developments in BrainsGate's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure to recruit the large number of candidates necessary to complete the trial, trial results, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

2.2.	Pocared

In May 2013, subsequent to the date of this report, Pocared and its major shareholders (including Elron) signed an investment agreement in the aggregate amount of up to $10 million, in two installments. The first installment of $3 million is expected to take place in May 2013 (of which Elron's share amounts to $1.5 million), and the second installment will take place subject to Pocared achieving a milestone. Following the first installment, Elron's share in Pocared's outstanding share capital is expected to increase from approximately 41% to approximately 42% (from approximately 37% to approximately 38% on a fully diluted basis). For further details see Note 3.A to the Financial Statements.

2

The above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on information existing in the Company on the date of filing this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected, among other things, due to changes in Pocared's and/or its shareholders' plans to raise capital / invest in Pocared, unforeseen changes in Pocared's operations, or unforeseen needs of Pocared.

3.	Item 6A – Directors and Senior Management

In May 2013, subsequent to the date of this report, Mr. Gadi Veinrib, a vice president of the Company, announced his resignation, effective July 31, 2013. Mr. Veinrib will continue to serve as a director of several group companies.

4.	Item 10C – Additional Information: Material Contracts

Credit Line Agreement with Silicon Valley Bank

In April 2013, subsequent to the date of this report, Elron and Silicon Valley Bank entered into a credit line extension agreement in the amount of $25 million, including $10 million which is available until December 31, 2013 and an additional $15 million available until October 30, 2014. The credit line was extended in order to ensure and diversify additional sources of financing towards continued investing in group companies and in new companies and to finance Elron's ongoing operations, and due to the partial utilization of the previous credit line which was about to expire. For further details see Note 3.C to the Financial Statements.

Ari Bronshtein CEO	Yaron Elad CFO

May 9, 2013, Tel Aviv, Israel

3

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of March 31, 2013 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the issuance of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Investing in Israeli or Israeli related technology companies.

•	Identifying and exploiting investment opportunities with significant exit potential.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing guidance and hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make civilian use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Given Imaging Ltd. (22% directly, and 8% by RDC) ("Given Imaging") - Given Imaging develops, manufactures, and markets diagnostic products for visualizing and detecting disorders of the gastrointestinal tract, among them the PillCam capsule, an ingestible capsule used to visualize the gastrointestinal tract through a miniaturized video camera contained in it. Given Imaging's shares are listed on the Nasdaq and the Tel Aviv Stock Exchange.

•
Pocared Diagnostics Ltd. (41%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

See Item 4B – "Business Overview" of the Company's Annual Report for 2012 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2012 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Elron Group Companies and its holding percentage in them as of the date of filing this report are, among others, as follows:

•
Kyma Medical Technologies Ltd. (73% by RDC) ("Kyma") - Kyma is developing a remote patient monitoring system for chronic heart failure patients, in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

•
Notal Vision Inc. (23%) ("Notal Vision") - Notal Vision develops, manufactures, and provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of critical visual changes.

•
SmartWave Medical Ltd. (100% by RDC) ("SmartWave") - SmartWave is developing an automatic implantable atrial defibrillator (IAD) that is designed to detect and terminate atrial fibrillation episodes (a type of irregular heartbeat) with minimal patient discomfort.

•
CartiHeal (2009) Ltd. (24%) ("CartiHeal") - CartiHeal is developing implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle. The implant's unique structure, comprising a coral scaffold with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage in its place. CartiHeal's first product is indicated for treatment of cartilage defects in the knee.

•
Navitrio Ltd. (80%) ("Navitrio") - Navitrio is an investment venture that incubates projects and invests in companies in the digital field. Navitrio's holdings as of the date of filing this report include: Cloudyn Software Ltd. (46%) ("Cloudyn"), which is developing solutions for the optimization of cloud computing costs and resources; Numbeez Ltd. (34%) ("Numbeez"), which is developing a micro-blogging platform that helps users create, track and share the interesting numbers in their lives; and Pose POS Ltd. (31%) ("POSE"), which is developing an online cash register, inventory management, and retail website management system.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

•	Jordan Valley Semiconductors Ltd. (19%) ("Jordan Valley") - Jordan Valley develops, manufactures, and provides metrology solutions for manufacturing process control in the microelectronics industry.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Investments

•
In the first quarter of 2013, Elron (directly and indirectly through RDC and Navitrio) invested approximately $2.5 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

1.2.2. Developments in the Company and Group Companies

•
DIC Considering Sale of Controlling Block of Given Imaging - In January 2013, DIC announced that it intends to seek and consider possibilities to sell the controlling block of Given Imaging, through the sale of all its shares of Given Imaging, directly and indirectly through Elron (approximately 45%). There can be no assurance as to the identification or realization of such concrete possibility or as to the timing or terms of a transaction in this matter. Insofar as such a possibility is identified, Elron intends to consider participating in it. Any such transaction, if it were to occur, would require the appropriate corporate approvals of Elron.

•
Update on BrainsGate's FDA Trial - Further to Item 4B of Elron's 2012 Annual Report regarding BrainsGate's estimates regarding the timing of its clinical trial's completion, in light of volatility in the rate of patient recruitment, and the uncertainty arising from such volatility as to the rate of future patient recruitment, BrainsGate estimates that it may complete the trial in the fourth quarter of 2013 or the first half of 2014, upon its completion on approximately 450 patients. To date, BrainsGate has enrolled 287 patients at 63 medical centers in the United States, Europe and Asia.

BrainsGate's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its recruitment rate potential as of the date of filing this report, and information existing in BrainsGate on the date of filing this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are developments in BrainsGate's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure to recruit the large number of candidates necessary to complete the trial, trial results, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

1.2.3. Financing

•
Credit Line Extension - In April 2013, subsequent to the date of this report, Elron and Silicon Valley Bank entered into a credit line extension agreement in the amount of $25 million, including $10 million which is available until December 31, 2013 and an additional $15 million available until October 30, 2014. The credit line was extended in order to ensure and diversify additional sources of financing towards continued investing in the Group Companies and in new companies and to finance Elron's ongoing operations, and due to the partial utilization of the previous credit line which was about to expire. (For further details see section 1.4 below).

•
As of the date of filing this report, Elron's and RDC's non-consolidated cash and cash equivalents amounted to approximately $24 million and $20 million, respectively. At this date Elron has a $4 million debt balance, and RDC has no debt.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the three months ended March 31,		For the year ended December 31,
	2013	2012	2012
	unaudited		audited
	$ thousands
Income (loss) attributable to Elron's shareholders	(5,462)	(6,218)	4,357
Income (loss) per share attributable to Elron's shareholders (in $)	(0.20)	(0.22)	0.09

As previously mentioned, the income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses:*

	For the three months ended March 31,		For the year ended December 31,
	2013	2012	2012
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(3,522)	(3,369)	(10,597)
Excess cost amortization	(1,020)	(1,252)	(4,414)
Impairment of investments in Group Companies and financial assets, net	-	-	(1,125)
Total	(4,542)	(4,621)	(16,136)
Gain (loss) from exit transactions, changes in holdings, and revaluation of investments (net of tax)	233	(507)	24,755
Corporate operating expenses	(992)	(1,001)	(3,873)

* The results summarized in the table are presented net of non-controlling interest.

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the first quarter of 2013 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, Navitrio, CartiHeal, Kyma and NuLens Ltd. ("NuLens").

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

The loss Elron recorded in the first quarter of 2012 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Navitrio, NuLens, Kyma, BrainsGate and Pocared.

Excess cost amortization:

The Company records amortization expenses in respect of excess cost attributed to investments in Group Companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation.

Excess cost amortization expenses in the first quarter of 2013 and 2012 were recorded primarily in respect of excess costs attributed to the Company's holding in Given Imaging.

II)	Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments

Gains from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the first quarter of 2013 resulted mainly from an approximately $198 thousand gain (net of non-controlling interest) from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

Losses from exit transactions, changes in holdings, and revaluation of investments recorded in the first quarter of 2012 resulted mainly from an approximately $507 thousand loss (net of non-controlling interest) from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

There was no material change in corporate operating expenses in the first quarter of 2013 as compared with the first quarter of 2012.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

1.3.2. Consolidated statements of profit and loss

	For the three months ended March 31,		For the year ended December 31,
	2013	2012	2012
	Unaudited		Audited
	$ thousands
Gain (Loss) from disposal and revaluation of Group Companies, and changes in holdings, net	347	(513)	39,426
Financial income	305	553	1,241
Total income	652	40	40,667
Research and development expenses, net	1,296	1,432	6,869
Selling and marketing expenses	148	109	905
General and administrative expenses	1,489	1,900	7,190
Equity in losses of associates, net	3,574	3,184	8,357
Financial expenses	122	531	2,052
Other expenses (income), net	5	-	(282)
Total costs and expenses	6,634	7,156	25,091
Income (Loss) before taxes on income	(5,982)	(7,116)	15,576
Tax benefit	-	-	(262)
Net income (Loss)	(5,982)	(7,116)	15,838
Income (Loss) attributable to the Company's shareholders	(5,462)	(6,218)	4,357
Income (Loss) attributable to non-controlling interest	(520)	(898)	11,481
Basic and diluted income (loss) per share attributable to the Company's shareholders (in $)	(0.20)	(0.22)	0.09

1.3.3. Analysis of the consolidated statements of profit and loss

Gain (Loss) from disposal and revaluation of Group Companies and changes in holdings, net

In the first quarter of 2013, the gain from disposal and revaluation of Group Companies and changes in holdings, net, amounted to $347 thousand, and mainly resulted from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

In the first quarter of 2012, the loss from disposal and revaluation of Group Companies and changes in holdings, net, amounted to $513 thousand, and resulted from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

Financial income

Financial income in the first quarter of 2013 amounted to $305 thousand, and resulted mainly from interest income on deposits and from translation differences.

Financial income in the first quarter of 2012 amounted to $553 thousand, and resulted mainly from interest income on deposits, and from a change in the fair value of the Company's holding in GigOptix Inc. ("GigOptix") shares.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

Operating expenses

Operating expenses in the first quarter of 2013 and 2012 amounted to $2,933 and $3,442 thousand, respectively, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's, RDC's, Navitrio's and consolidated companies' corporate operations. The following table summarizes the operating expenses of Elron and its consolidated companies:

	For the three months ended March 31,
	2013	2012
	$ thousands
Corporate	992	1,001
RDC	394	269
Kyma	731	722
Starling (1)	-	219
Navitrio (2)	523	717
SmartWave	293	162
Other (3)	-	352

(1) Starling Advanced Communications Ltd. was liquidated during 2012.
(2) Includes operating expenses of Cloudyn, a subsidiary.
(3) In the first quarter of 2012 mainly includes Sync-Rx Ltd. (sold in November 2012).

RDC: The increase in RDC's operating expenses in the first quarter of 2013 compared with the first quarter of 2012 resulted mainly from an increase in workforce.

Navitrio: The decrease in Navitrio's operating expenses in the first quarter of 2013 compared with the first quarter of 2012 resulted mainly from a decrease in the R&D expenses of Navitrio and its subsidiary Cloudyn.

SmartWave: The increase in SmartWave's operating expenses in the first quarter of 2013 compared with the first quarter of 2012 resulted mainly from an increase in research and development expenses incurred in completing the necessary actions in preparation for commencing clinical trials.

Equity in losses of associates, net

Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method. Elron's share in the net losses of its associates in the first quarter of 2013 and 2012 amounted to $3,574 and $3,184 thousand, respectively.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associates below.

Financial expenses

Financial expenses in the first quarter of 2013 amounted to $122 thousand, and resulted mainly from interest on the loan drawn down under the credit line agreement with Silicon Valley Bank, and from commissions.

Financial expenses in the first quarter of 2012 amounted to $531 thousand, and resulted mainly from a decrease in the fair value of the Company's holding in Wave Systems Corp. ("Wave") shares. (In the third quarter of 2012, the entire holding in Wave shares was sold, except for shares deposited in escrow upon their receipt in the sale of Safend Ltd. in September 2011).

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

1.3.4. Analysis of the results of operations of main associates

Given Imaging

Given Imaging reported the following operating results (according to IFRS):

	For the three months ended March 31, 2013	Increase	For the three months ended March 31, 2012
	unaudited	(Decrease)	unaudited
	$ thousands	%	$ thousands
Sales	40,620	(2.9)	41,839
Operating income (loss)	(34)		106
Net income (Loss) attributable to shareholders	(151)		9

The decrease in Given Imaging's sales in the first quarter of 2013 compared with the first quarter of 2012 mainly resulted from a decrease in sales in the Americas. The loss attributable to shareholders and the operating loss in the first quarter of 2013 compared with the net income and the operating income in first quarter of 2012 mainly resulted from the decrease in sales.

Pocared

Pocared reported the following operating results (according to IFRS): Pocared's loss in the first quarter of 2013 and 2012 amounted to $1,790 and $1,310 thousand, respectively. Pocared is in the development stage and has not yet commenced sales. Pocared's losses mainly result from research and development expenses. The increase in loss in the first quarter of 2013 compared with the first quarter of 2012 was mainly due to expenses resulting from accelerating its preparations for sample collection for its FDA trial.

BrainsGate

BrainsGate reported the following operating results (according to IFRS): BrainsGate's loss in the first quarter of 2013 and 2012 amounted to $1,940 and $1,495 thousand, respectively. BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The increase in loss in the first quarter of 2013 compared with the first quarter of 2012 was mainly due to an increase in R&D expenses from expanding the number of sites participating in its FDA trial and due to financial income recorded by BrainsGate in the first quarter of 2012 resulting from exchange rate fluctuations.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	March 31, 2013	December 31, 2012
	unaudited	audited
	$ thousands
Total assets in the consolidated statement of financial position	191,176	197,082
Investments in associates and financial assets measured at fair value (including assets held for sale)	134,914	136,792
Other long-term receivables	3,872	3,832
Current assets (excluding assets classified as held for sale)	47,304	51,359
Intangible assets, net	4,922	4,922
Current liabilities	3,008	2,838
Long-term liabilities	9,437	9,325
Total liabilities	12,445	12,163
Equity including non-controlling interest	178,731	184,919

Shareholders' equity attributable to Elron's shareholders at March 31, 2013 was $156,300 thousand, representing approximately 82% of the total assets in the statement of financial position, compared with $162,040 thousand at December 31, 2012, representing approximately 82% of total assets in the statement of financial position.

Consolidated working capital at March 31, 2013 amounted to $44,296 thousand, compared with $48,521 thousand at December 31, 2012. The decrease in working capital resulted from a decrease in cash balance due to investments in Group Companies, and current operating expenses.

Elron's, RDC's and Navitrio's primary cash flows (1)

	For the three months ended March 31,
	2013	2012
	unaudited
	$ thousands
Investments in Elron's, RDC's and Navitrio's group companies (2)	(2,462)	(4,342)
Proceeds from disposal of Elron's and RDC's non-current investments	1,994	703

(1) The amounts presented include RDC's and Navitrio's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.
(2) Excluding Elron's investment in Navitrio in the first quarter of 2013.

Cash balance

Consolidated cash and cash equivalents at March 31, 2013 amounted to $46,563 thousand, compared with $47,525 thousand at December 31, 2012. Elron's and RDC's non-consolidated cash and cash equivalents at March 31, 2013 amounted to $24,050 and $19,674 thousand, respectively, compared with $25,097 and $20,267 thousand, respectively, at December 31, 2012.

Uses of cash

The main uses of cash in the first quarter of 2013 were investments and loans to Group Companies in the amount of $1,662 thousand by Elron, $500 thousand by RDC, and $300 thousand by Navitrio. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

The main uses of cash in the first quarter of 2012 were investments and loans to Group Companies in the amount of $3,841 thousand by Elron and $500 thousand by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

Investments in Group Companies during the first quarter of 2013 and 2012 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC		Navitrio
	For the three months ended March 31,
	2013	2012	2013	2012	2013	2012
	unaudited
	$ thousands
Consolidated Companies (1)
Kyma	-	-	-	500	-	-
SmartWave	-	-	500	-	-	-
Cloudyn (2)	-	-	-	-	300	-
	-	-	500	500	300	-
Associates and Other Investments
BrainsGate	-	2,364	-	-	-	-
NuLens	-	1,477	-	-	-	-
Pocared	1,662	-	-	-	-	-
	1,662	3,841	-	-	-	-
Total investments	1,662	3,841	500	500	300	-

(1) The amounts exclude Elron's investment in Navitrio in the amount of $1,000 thousand in the first quarter of 2013. This investment does not affect the cash included in the Financial Statements.
(2) Subsequent to the date of this report Navitrio invested $100 thousand in Cloudyn.

Proceeds from the disposal of Elron's and RDC's non-current investments

Proceeds Elron and RDC received from the disposal of non-current investments in the first quarter of 2013 mainly included proceeds Elron received in the amount of $1,923 thousand from its share in the release of the deposit that was held in escrow in connection with the sale of Wavion Inc. that was completed in 2011.

Proceeds Elron and RDC received from the disposal of non-current investments in the first quarter of 2012 mainly included proceeds Elron received in the amount of $622 thousand from the sale of GigOptix shares.

Credit line extension

In April 2013, subsequent to the date of this report, Elron and Silicon Valley Bank ("SVB") entered into a credit line extension agreement. The previous credit line in the amount of $30,000 was available until May 2013, of which $5,000 thousand were utilized. As of the date of this report, Elron has an outstanding debt to SVB in the amount of $4,000 thousand in respect of the previous credit line. The terms of the previous credit line continue to apply to the outstanding debt, and are detailed in Note 11 to Elron's consolidated financial statements as of December 31, 2012. The credit line was extended in order to ensure and diversify additional sources of financing towards continued investing in the Group Companies and in new companies and to finance Elron's ongoing operations, and due to the partial utilization of the previous credit line which was about to expire.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

The terms of the credit line extension agreement are detailed below:

Credit Amount-	$25,000 thousand.
Draw Period-	$10,000 thousand are available from the signing of the agreement until December 31, 2013. An additional $15,000 thousand are available from the signing of the agreement until October 30, 2014.
Repayment date-	24 months after each respective draw.
Prepayment-	Elron will be entitled to make prepayment without any cost at any time.
Repayment upon Exit Transaction-
If Elron receives aggregate proceeds greater than $30,000 thousand from the sale of a Group Company ("Exit Transaction"), SVB will have the right to demand repayment in an amount equal to 50% of the proceeds received in cash (not exceeding the amount of the outstanding debt).

Dividend Distribution-
If Elron distributes a dividend, SVB will have the right to demand repayment in an amount equal to 100% of the dividend (not exceeding the amount of the outstanding debt).
Notwithstanding, should prepayment be made following an Exit Transaction or at Elron's initiative, SVB will not have the right to additional prepayment in the event Elron distributes a dividend up to the amount that was prepaid.

Interest-	Wall Street Journal Prime rate plus 1.75% per annum.
Unused Line Fee-	0.5% per annum of the unused portion of the credit amount.
Collateral-
At the time the credit line is actually utilized, Elron will pledge shares directly held by it in Given Imaging in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Should the coverage ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then Elron shall either pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to SVB.
As of the date of this report, Elron has pledged 1,130,000 shares of Given Imaging in favor of SVB pursuant to the terms of the previous credit line, representing, as of March 31, 2013, approximately 3.6% of Given Imaging's outstanding shares.
As of March 31, 2013 and May 8, 2013, the coverage ratio is approximately 4.6.

At March 31, 2013, Elron had a $4,000 thousand debt to banks. RDC had no debt at March 31, 2013.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

Main Group Companies' cash flows

	Cash flows from operating activities		Cash balance
	For the three months ended March 31, 2013	For the three months ended March 31, 2012	As of March 31, 2013	As of December 31, 2012
	Unaudited			Audited
	$ thousands
BrainsGate	(1,546)	(1,568)	10,061	8,707
Given Imaging	(2,297)	674	31,711	35,442
Pocared	(1,810)	(1,546)	3,811	2,047

2. Market Risk Exposure and Management

The report in this section refers to Elron and its consolidated companies to the extent that the exposure to market risks is material. The Company's risk management policy is implemented only for Elron itself. Elron does not determine the risk management policy for its Group Companies, and has not taken any action in the period of this report to hedge market risks resulting from operations of its Group Companies. During the period of this report, and during the period from March 31, 2013 until the date of filing this report, no material change has taken place with respect to the market risks to which the Company is exposed, the Company's policy for managing such risks, the officer responsible for their management and the means of supervising and implementing the policy, as described in Item 5 of Elron's 2012 Annual Report.

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at March 31, 2013, December 31, 2012, and March 31, 2012.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

As of March 31, 2013 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	35,124	11,439	-	46,563
Other current assets	41	133	272	295	741
Investments in associates	-	-	-	111,661	111,661
Other investments measured at fair value	-	-	-	23,253	23,253
Property, plant and equipment, net	-	-	-	164	164
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	3,732	65	75	3,872

Total assets	41	38,989	11,776	140,370	191,176

Liabilities (1)
Trade payables	1	33	120	-	154
Other account payables	-	701	1,854	299	2,854
Loans from banks and others	-	4,000	-	-	4,000
Royalty bearing government grants	-	875	-	-	875
Employee benefits, net	-	-	-	4	4
Long-term taxes	-	-	-	4,558	4,558

Total liabilities	1	5,609	1,974	4,861	12,445

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

As of December 31, 2012 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	44,766	2,759	-	47,525
Other account receivables	34	1,443	91	296	1,864
Investments in associates	-	-	-	113,217	113,217
Other investments measured at fair value	-	-	-	23,575	23,575
Property, plant and equipment, net	-	-	-	177	177
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	5,663	64	75	5,802

Total assets	34	51,872	2,914	142,262	197,082

Liabilities (1)
Trade payables	11	49	177	-	237
Other account payables	-	944	1,348	309	2,601
Loans from banks and others	-	4,000	-	-	4,000
Royalty bearing government grants	-	864	-	-	864
Employee benefits, net	-	-	-	4	4
Long-term taxes	-	-	-	4,457	4,457

Total liabilities	11	5,857	1,525	4,770	12,163

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

As of March 31, 2012 ($ thousands) (unaudited)

	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	29,714	4,966	-	34,680
Other account receivables	1,449	313	250	2,012
Assets held for sale	-	-	2,387	2,387
Investments in associates	-	-	111,915	111,915
Other investments measured at fair value	-	-	17,276	17,276
Property, plant and equipment, net	-	-	241	241
Intangible assets, net	-	-	4,922	4,922
Other long-term receivables	27,979	65	-	28,044

Total assets	59,142	5,344	136,991	201,477

Liabilities (1)
Trade payables	56	741	-	797
Other account payables	131	2,301	1,326	3,758
Loans from banks and others	3,316	-	-	3,316
Royalty bearing government grants	1,429	-	-	1,429
Employee benefits, net	-	-	5	5
Long-term taxes	-	-	5,178	5,178

Total liabilities	4,932	3,042	6,509	14,483

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

2.2. Sensitivity Tests of Financial Instruments

The following tables describe sensitivity tests of the fair value of financial instruments included in the Financial Statements that are held by the Company and its subsidiaries, in accordance with changes in market factors.

The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the Financial Statements at fair value.

2.	The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

3.	Sensitivity tests for the influence of interest rate changes on financial assets and financial liabilities were not presented due to their negligible influence on their fair value.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

I. Sensitivity tests of balances as of March 31, 2013

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	313	31	16	(31)	(16)
Cash and cash equivalents	11,439	1,144	572	(1,144)	(572)
Non-current assets:
Long-term receivables	3,588	359	179	(359)	(179)
Current liabilities:
Trade payables and other account payables	(1,973)	(197)	(99)	197	99

	13,367	1,337	668	(1,337)	(668)

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	23,253	2,325	1,163	(2,325)	(1,163)

II. Sensitivity tests of balances as of December 31, 2012

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	126	13	6	(13)	(6)
Cash and cash equivalents	2,759	276	138	(276)	(138)
Non-current assets:
Long-term receivables	980	98	49	(98)	(49)
Current liabilities:
Trade payables and other account payables	(1,528)	(153)	(76)	153	76

	2,337	234	117	(234)	(117)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	23,575	2,358	1,179	(2,358)	(1,179)

III. Sensitivity tests of balances as of March 31, 2012

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	2,665	(140)	(61)	(31)	150	63	31
Loans from banks and others (including current maturities)	(3,224)	130	30	15	(138)	(31)	(15)
	(559)	(10)	(31)	(16)	12	32	16

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other accounts receivables and trade receivables	270	27	14	(27)	(14)
Cash and cash equivalents	3,706	371	185	(371)	(185)
Non-current assets:
Long-term receivables	46	5	2	(5)	(2)
Current liabilities:
Trade payables and other account payables	(2,894)	(289)	(145)	289	145

	1,128	113	56	(113)	(56)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2013

Sensitivity test of changes in share prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	17,276	1,728	864	(1,728)	(864)
Assets classified as held for sale	2,387	239	119	(239)	(119)
	19,663	1,966	983	(1,966)	(983)

Arie Mientkavich Chairman	Ari Bronshtein CEO

May 9, 2013, Tel Aviv

Elron Electronic Industries Ltd.

English Translation of Interim
Consolidated Financial Statements

As of
March 31, 2013
Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of March 31, 2013

Contents

Page

Auditors' Review Report	F - 2

Consolidated Statements of Financial Position	F - 3 - F - 4

Consolidated Statements of Income	F - 5

Consolidated Statements of Comprehensive Income	F - 6

Consolidated Statements of Changes in Equity	F - 7 - F - 9

Consolidated Statements of Cash Flows	F - 10 - F - 11

Notes to the Interim Consolidated Financial Statements	F - 12 - F - 18

Appendix to the Interim Consolidated Financial Statements - Details relating to investments in the interim consolidated financial statements as of March 31, 2013	F - 19

Auditors' review report to the shareholders of Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of March 31, 2013 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain associate, the investment in which, at equity, amounted to approximately $58 million as of March 31, 2013, and the Group's share in its losses amounted to approximately $46 thousand for the three months then ended. The condensed interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 9, 2013	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	46,563	34,680	47,525
Other accounts receivable	741	26,602	3,834

	47,304	61,282	51,359

Assets held for sale	-	2,387	-

Non-current assets
Investments in associates	111,661	111,915	113,217
Other investments measured at fair value	23,253	17,276	23,575
Other long-term receivables	3,872	3,454	3,832
Property, plant and equipment, net	164	241	177
Intangible assets, net	4,922	4,922	4,922

	143,872	137,808	145,723

Total assets	191,176	201,477	197,082

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	154	797	237
Other accounts payable	2,854	3,765	2,601

	3,008	4,562	2,838

Long-term liabilities
Long term loans from banks and others	4,000	3,316	4,000
Royalty bearing government grants	875	1,422	864
Employee benefits	4	5	4
Long term taxes	4,558	5,178	4,457

	9,437	9,921	9,325
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,378	190,709
Capital reserves	(10,190)	(8,638)	(9,868)
Accumulated deficit	(33,836)	(24,090)	(28,374)

	156,300	167,223	162,040

Non-controlling interests	22,431	19,771	22,879

Total equity	178,731	186,994	184,919

Total liabilities and equity	191,176	201,477	197,082

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 9, 2013

Elron Electronic Industries Ltd.

Consolidated Statements of Income

	For the three months ended March 31		For the year ended December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands (except for net income (loss) per share data)
Income
Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	347	(513)	39,426
Financial income	305	553	1,241
	652	40	40,667

Expenses
Research and development expenses, net	1,296	1,432	6,869
Selling and marketing expenses	148	109	905
General and administrative expenses	1,489	1,900	7,190
Equity in losses of associates, net	3,574	3,184	8,357
Financial expenses	122	531	2,052
Other expenses (income), net	5	-	(282)
	6,634	7,156	25,091

Income (loss) before taxes on income	(5,982)	(7,116)	15,576
Tax benefit	-	-	262

Net income (loss)	(5,982)	(7,116)	15,838

Attributable to:
The Company's shareholders	(5,462)	(6,218)	4,357
Non-controlling interests	(520)	(898)	11,481

	(5,982)	(7,116)	15,838

Net income (loss) per share attributable to the Company's shareholders (in $)

Basic and diluted net income (loss) per share	(0.20)	(0.22)	0.09

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	For the three months ended March 31		For the year ended December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands

Net income (loss)	(5,982)	(7,116)	15,838

Other comprehensive income (loss) (net of tax):

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(322)	(247)	(1,313)
Group's share of other comprehensive income, net, of companies accounted for under the equity method	-	-	164

Total loss that would never be reclassified to profit or loss	(322)	(247)	(1,149)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences of foreign operations	-	86	(54)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	80

Total gain that would be reclassified to profit or loss	-	86	26

Total other comprehensive loss	(322)	(161)	(1,123)

Total comprehensive income (loss)	(6,304)	(7,277)	14,715

Attributable to:
Company's shareholders	(5,784)	(6,386)	3,214
Non-controlling interests	(520)	(891)	11,501

	(6,304)	(7,277)	14,715

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at January 1, 2013 (Audited)	9,573	190,709	351	(11,326)	1,107	391	(28,765)	162,040	22,879	184,919

Total comprehensive loss	-	-	-	(322)	-	-	(5,462)	(5,784)	(520)	(6,304)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	72	72
Expiration of share-based payments	-	-	-	-	-	(379)	379	-	-	-
Exercise of options into shares of the Company	-*)	44	-	-	-	(12)	12	44	-	44

Balance at March 31, 2013	9,573	190,753	351	(11,648)	1,107	-	(33,836)	156,300	22,431	178,731

*)           Amount less than $1,000.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at January 1, 2012 (Audited)	9,573	190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-	-	-	(247)	79	-	-	(6,218)	(6,386)	(891)	(7,277)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	188	188

Balance at March 31, 2012	9,573	190,378	351	(10,260)	50	1,221	1,175	(25,265)	167,223	19,771	186,994

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Audited
	$ thousands

Balance at January 1, 2012	9,573	190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-	-	-	(1,313)	29	-	-	4,498	3,214	11,501	14,715
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	492	492
Exercise of options into shares in a subsidiary	-	-	-	-	-	11	-	-	11	11	22
Expiration of share-based payments	-	-	-	-	-	-	(695)	695	-	-	-
Exercise of options into shares of the Company	-*)	331	-	-	-	-	(89)	89	331	-	331
Purchase of shares of subsidiary from non-controlling interests	-	-	-	-	-	(303)	-	-	(303)	(111)	(414)
Dividend to equity holders of the Company	-	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Dividend paid by a subsidiary to non-controlling interests	-	-	-	-	-	-	-	-	-	(8,871)	(8,871)
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	(439)	(439)
Investment in subsidiary by RDC	-	-	-	-	-	178	-	-	178	(178)	-

Balance at December 31, 2012	9,573	190,709	351	(11,326)	-	1,107	391	(28,765)	162,040	22,879	184,919

*)           Amount less than $1,000.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the three months ended March 31		For the year ended December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	(5,982)	(7,116)	15,838

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	16	22	83
Financial income, net	(253)	(137)	(299)
Stock based compensation and changes in liability in respect of options	62	181	454
Change in fair value of financial assets measured at fair value	-	132	1,407
Loss (gain) from disposal and revaluation of investee companies and changes in holdings, net	(347)	513	(39,426)
Equity in losses of associates, net	3,574	3,184	8,357
Tax benefit	-	-	(262)
Other	(35)	56	(485)
	3,017	3,951	(30,171)

Changes in Assets and Liabilities:
Decrease in other accounts receivable	256	678	449
Decrease in inventories	-	99	99
Increase (decrease) in liabilities in respect of government grants	12	(315)	(507)
Increase (decrease) in trade payables	(83)	138	(165)
Increase (decrease) in other accounts payable	263	(854)	(1,306)
	448	(254)	(1,430)

Cash paid and received during the year for:
Taxes paid	-	-	(2,170)
Taxes received	-	-	1,734
Interest paid	(40)	-	(174)
Interest received	87	137	473
	47	137	(137)

Net cash used in operating activities	(2,470)	(3,282)	(15,900)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the three months ended March 31		For the year ended December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(3)	(17)	(57)
Investment in associates and other companies	(1,662)	(3,841)	(12,230)
Proceeds from sale of property and equipment	-	-	6
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	1,970	-	51,651
Proceeds from sale of Starling's operation	-	-	2,745
Proceeds from sale of associates and other companies	23	79	2,218
Proceeds from sale of financial assets measured at fair value	-	622	1,748
Long term deposits, net	930	-	(930)

Net cash provided by (used in) investment activities	1,258	(3,157)	45,151

Cash flows from financing activities
Receipt of government grants	-	855	1,291
Proceeds from exercise of options	44	-	331
Investment of non-controlling interests in subsidiaries	-	-	22
Dividend paid to the Company's shareholders	-	-	(15,000)
Dividend paid to non-controlling interests	-	-	(8,871)
Purchase of shares and options from non-controlling interests	-	-	(414)
Receipt of long-term loans from banks and others	-	-	5,000
Repayment of other long-term loans and liabilities	-	-	(4,339)
Net cash provided by (used in) financing activities	44	855	(21,980)
Exchange rate differences in respect of cash and cash equivalents	206	202	192

Increase (decrease) in cash and cash equivalents	(962)	(5,382)	7,463

Cash and cash equivalents as of beginning of the period	47,525	40,062	40,062

Cash and cash equivalents as of end of the period	46,563	34,680	47,525

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the over-the-counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of March 31, 2013.

The accompanying consolidated financial statements have been prepared as of March 31, 2013, and for the three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2012 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements, with the exception of the following:

IAS 1 - Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1, regarding presentation of items of Other Comprehensive Income ("OCI"). According to the amendment items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss.

The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment is applied retrospectively. The necessary disclosures are included in the Company's consolidated financial statements once applicable.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

IFRS 13 - Fair Value Measurement

In May 2011 the IASB issued IFRS 13 ("IFRS 13")  . IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The application of this standard did not have any material impact on the Company's financial statements.

Note 3 – Material Changes During the Reporting Period

A.	Pocared

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 41% of Pocared's outstanding shares and Pocared is accounted for under the equity method of accounting.

As mentioned in Note 3.C.1.a) to the annual consolidated financial statements, in January 2011, Pocared signed an investment agreement with its major shareholders, including Elron, whereby a total amount of approximately $17,000 was advanced in four equal installments in consideration for Preferred F shares. During 2011, three installments were advanced to Pocared in an aggregate amount of approximately $13,300. Elron's share in these installments was approximately $6,000. In January 2013, the fourth and last installment was advanced to Pocared in the amount of approximately $3,700. Elron's share in this installment was approximately $1,700.

In May 2013, subsequent to the reporting date, Pocared signed an investment agreement with its major shareholders, including Elron, whereby a total amount of up to $10,000 will be advanced in two installments in consideration for Preferred F shares. The first installment in respect of this investment in the amount of approximately $3,000 is expected to be advanced during May 2013. Elron's share in this installment is approximately $1,500. The second installment will be advanced conditionally upon Pocared achieving a certain milestone as stipulated in the agreement. Following the first installment, Elron's holding in Pocared's outstanding share capital is expected to increase to 42%.

B.	Wavion

Wavion Inc. ("Wavion") provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Prior to its sale, Elron directly held approximately 67% of Wavion's outstanding shares.

As mentioned in Note 3.C.2.g) to the annual consolidated financial statements, in November 2011, an agreement to sell all of the shares of Wavion to Alvarion Ltd. was signed. According to the sale agreement, an amount of approximately $1,900 was deposited in escrow.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

In February 2013, the Company received the escrow deposit in the amount of approximately $1,900. This amount was recognized in 2011 as a gain from disposal of investee companies in the statement of income.

C.	Credit Line

As mentioned in Note 11 (1) to the annual consolidated financial statements, in 2011, Elron entered into a binding agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30,000 (the "Original Credit Line"). In 2012, the Company drew from the Original Credit Line, a loan in the amount of $5,000 and later prepaid an amount of $1,000 out of the loan balance. As of March 31, 2013 the debt balance, according to the Original Credit Line, is $4,000, to be paid in April 2015.

In order to diversify and ensure additional sources of financing for the Company towards continued investing in companies held by the Company and new companies and finance its ongoing operations, and since the Original Credit Line was not fully utilized and was about to expire, in April 2013, subsequent to the reporting date, Elron entered into an agreement with the Bank to extend the credit line in the amount of $25,000 (the "Credit Line Extension Agreement"). Of this amount, $10,000 will be available until December 31, 2013 and $15,000 will be available until October 30, 2014. During this period, the Company will be entitled to draw down loans for periods of up to 2 years from the date of each respective draw down, at the Wall Street Journal prime rate of interest plus 1.75% per annum. According to the terms of the Credit Line Extension Agreement, the Company will be able to make early repayment of all the loans at any time without any cost.

In addition, according to the Credit Line Extension Agreement, if Elron receives aggregate proceeds greater than $30,000 from the sale of a group company ("Exit Transaction"), the Bank will have the right to demand repayment in an amount equal to 50% of the proceeds received in cash (not exceeding the amount of the outstanding debt). If Elron distributes a dividend, the Bank will have the right to demand repayment in an amount equal to the dividend (not exceeding the amount of the outstanding debt). Notwithstanding, should prepayment be made following an Exit Transaction or at Elron's initiative, the Bank will not have the right to additional prepayment in the event Elron distributes a dividend up to the amount that was prepaid.

As in the Original Credit Line, the Credit Line Extension Agreement stipulates that at the time the credit line is actually utilized, the Company will pledge shares of Given Imaging Ltd. ("Given") directly held by it in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized.

As of the reporting date and as of May 8, 2013, the Company has pledged 1,130,000 Given shares held by it in favor of the Bank. The coverage ratio as of these dates is approximately 4.6.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 – Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 15 to the annual consolidated financial statements, approved for publication on March 10, 2013.

Note 5 – Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company is enclosing the financial statements of Pocared in these financial statements.

The Company did not include condensed data or the financial statements of Given, a material associate company, as it reports in accordance with the reporting obligations under chapter E3 to the Israel Securities Law (1968).

Note 6 –
Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
As of March 31, 2013 (unaudited)
BrainsGate Ltd.	13,890	159	14,049	2,633	1,262	3,895	10,154	-

As of March 31, 2012 (unaudited)
BrainsGate Ltd.	12,919	252	13,171	2,084	752	2,836	10,335	-

As of December 31, 2012 (Audited)
BrainsGate Ltd.	15,503	164	15,667	2,337	1,262	3,599	12,068	-

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note6 –
Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970 (Cont.)

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
For the three months period ended March 31, 2013 (unaudited)
BrainsGate Ltd.	-	-	(1,937)	(1,940)	(1,940)	(1,940)	-

For the three months period ended March 31, 2012 (unaudited)
BrainsGate Ltd.	-	-	(1,746)	(1,495)	(1,495)	(1,495)	-

For the year ended December 31, 2012 (Audited)
BrainsGate Ltd.	-	-	(6,207)	(6,067)	(6,067)	(6,067)	-

Note 7 – Financial instruments

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other accounts receivable, other investments measured at fair value, other long term receivables, other accounts payable, trade payables, royalty bearing government grants and long term loans from banks and others, conform to or approximate their fair values.

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Financial instruments

Financial assets measured at fair value as of March 31, 2013:

	Level 1	Level 2	Level 3
Other investments measured at fair value	379	-	22,874

Changes in financial assets classified in Level 3:

Financial assets measured at fair value

Balance as of January 1, 2013	23,397

Total recognized loss:
In other comprehensive income (loss)	(523)

Balance as of March 31, 2013	22,874

C.	Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 6 to the annual consolidated financial statements.

Note 8 – Components of  comprehensive income (loss)

Three months period ended March 31, 2013 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Total	Non-controlling interests	Total

Loss	(5,462)	-	(5,462)	(520)	(5,982)
Loss from financial assets measured at fair value through other comprehensive income	-	(322)	(322)	-	(322)

Total other comprehensive loss	-	(322)	(322)	-	(322)

Total comprehensive loss	(5,462)	(322)	(5,784)	(520)	(6,304)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 – Components of  comprehensive income (loss) (Cont.)

Three months period ended March 31, 2012 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total

Loss	(6,218)	-	-	(6,218)	(898)	(7,116)
Loss from financial assets measured at fair value through other comprehensive income	-	(247)	-	(247)	-	(247)

Foreign currency translation differences for foreign operations	-	-	79	79	7	86

Total other comprehensive income (loss)	-	(247)	79	(168)	7	(161)

Total comprehensive income (loss)	(6,218)	(247)	79	(6,386)	(891)	(7,277)

Year ended December 31, 2012 (audited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total

Net gain	4,357	-	-	4,357	11,481	15,838
Loss from financial assets measured at fair value through other comprehensive income	-	(1,313)	-	(1,313)	-	(1,313)
Adjustments arising from translating financial statements of foreign operations	-	-	(51)	(51)	(3)	(54)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	80	80	-	80
Group's share of net other comprehensive income of companies accounted for under the equity method	141	-	-	141	23	164

Total other comprehensive income (loss)	141	(1,313)	29	(1,143)	20	(1,123)

Total comprehensive income (loss)	4,498	(1,313)	29	3,214	11,501	14,715

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A.	Details relating to investments in the interim consolidated financial statements as of March 31, 2013

							Consolidated	Market value of investment
	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	carrying value of investment March 31,	March 31,	May 8,
	Elron (1)	RDC	equity	in equity (2)	holdings	holdings (2)	2013	2013	2013
	%						$ thousands

Investments in investee companies

Subsidiaries:

Cloudyn Software Ltd.	45.94	-	45.94	36.75	43.33	34.66	(104)	-	-
Kyma Medical Technologies Ltd.	-	72.85	72.85	36.50	60.80	30.46	673	-	-
SmartWave Medical Ltd.	-	100.00	100.00	50.10	89.65	44.91	196	-	-

Associates:

Given Imaging Ltd.	21.68	8.49	30.17	25.94	25.67	22.07	104,929	154,750	154,844
NuLens Ltd.	34.72		34.72	34.72	29.84	29.84	(300)	-	-
BrainsGate Ltd.	29.87	-	29.87	29.87	26.82	26.82	2,273	-	-
Pocared Diagnostics Ltd.	41.15	-	41.15	41.15	37.30	37.30	2,716	-	-
Cartiheal (2009) Ltd.	23.86		23.86	23.86	28.47	28.47	1,478	-	-
Numbeez Ltd.	34.48	-	34.48	27.59	34.29	27.43	239	-	-
Pose POS Ltd. (formerly Blits Branding Ltd.)	31.42	-	31.42	25.14	26.09	20.87	326
Plymedia Inc.	27.68	-	27.68	27.68	19.70	19.70	-	-	-

Other investments:

Notal Vision Inc.	23.11	-	23.11	23.11	18.80	18.80	5,650	-	-
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	12,190	-	-
Atlantium Technologies Inc.	8.05	-	8.05	8.05	6.91	6.91	130	-	-
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,290	-	-
Enablence Technologies Inc.	2.89	-	2.89	2.89	N/A	N/A	379	379	338
Whitewater Ltd.	2.90	-	2.90	2.90	1.45	1.45	549	-	-

(1)	Including holding through Elron's fully-owned subsidiaries and through Navitrio.
(2)	Elron's effective holdings include holdings by RDC multiplied by 50.10% and holdings by Navitrio multiplied by 80%.

POCARED DIAGNOSTICS LTD.
(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

The Board of Directors
Pocared Diagnostics Ltd. (a development stage company)

Re:	Auditors report on review to the Shareholders of Pocared Diagnostics LTD (a development stage company)

We have reviewed the accompanying financial information of Pocared Diagnostics Ltd. and its subsidiary (a development stage company) (together "the Company") which comprises the condensed balance sheet as of March 31, 2013 and 2012 and the related condensed consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for the three months ended March 31, 2013 and 2012 and for the period from January 1, 2005 (date of inception) through March 31, 2013. This condensed financial information is the responsibility of the Company's management.

We conducted our review in accordance with Review Standard generally accepted in the United States. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial information referred to above in order for them to be in conformity with United States generally accepted accounting principles, which differ in certain aspects from International Financial Reporting Standards, as described in Note 5 to the consolidated financial statements.

The accompanying financial information has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the condensed consolidated financial statements, the Company has incurred losses in the amount of $ 1,790 thousand during three months ended March 31, 2013, has an accumulated deficit during the development stage of $ 57,243 thousand as of March 31, 2013, and has an accumulated negative cash flow from operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern (Management's plans in regard to these matters are described in Note 1c). The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2013	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,811	$6,446	$2,047
Short-term bank deposit	-	270	-
Restricted cash	141	79	99
Inventory	903	1,346	802
Accounts receivable	261	185	222

Total current assets	5,116	8,326	3,170

PROPERTY AND EQUIPMENT, NET	760	836	710

LONG-TERM DEPOSIT	16	18	16

Total assets	$5,892	$9,180	$3,896

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$168	$129	$168
Employees and payroll accruals	291	207	304
Accrued expenses	463	158	418

Total current liabilities	922	494	890

CONVERTIBLE PREFERRED SHARES (Note 4)
Preferred A shares, NIS 0.01 par value; Authorized: 1,500,000 shares at March 31, 2013 and 2012 and December 31, 2012; Issued and outstanding: 1,333,333 shares at March 31, 2013 and 2012 and December 31, 2012	300	300	300
Preferred B shares, NIS 0.01 par value; Authorized: 1,550,000 shares at March 31, 2013 and 2012 and December 31, 2012; Issued and outstanding: 1,507,341 shares at March 31, 2013 and 2012 and December 31, 2012	1,634	1,634	1,634
Preferred C shares, NIS 0.01 par value; Authorized: 1,000,000 shares at March 31, 2013 and 2012 and December 31, 2012; Issued and outstanding: 760,501 shares at March 31, 2013 and 2012 and December 31, 2012	1,280	1,280	1,280
Preferred D, D-1, and D-2 shares, NIS 0.01 par value; Authorized: 9,660,000 shares at March 31, 2013 2012 and December 31, 2012; Issued and outstanding: 9,573,601 shares at March 31, 2013 and 2012 and December 31, 2012	25,288	25,288	25,288
Preferred E shares, NIS 0.01 par value; Authorized: 11,000,000 shares at March 31, 2013 and 2012 and December 31, 2012; Issued and outstanding: 10,413,052 shares at March 31, 2013 and 2012 December 31, 2012	6,548	6,548	6,548
Preferred F shares, NIS 0.01 par value; Authorized: 44,000,000 shares at March 31, 2013 and 2012 and December 31, 2012; Issued and outstanding: 43,343,527and 37,172,832 and 37,172,832 shares at March 31, 2013 and 2012 and December 31, 2012, respectively.	26,195	22,462	22,462
Liquidation preference of Preferred shares at March 31, 2013 and amounted to $ 100,088

	61,245	57,512	57,512
SHAREHOLDERS' DEFICIENCY:
Ordinary shares, NIS 0.01 par value; Authorized: 100,000,000 shares at March 31,2013 and 2012 and December 31, 2012; Issued and outstanding: 2,000,000 shares at December 31, 2012 and 2011	4	4	4
Additional paid-in capital	964	857	943
Deficit accumulated during the development stage	(57,243)	(49,687)	(55,453)

Total shareholders' deficiency	(56,275)	(48,826)	(54,506)

Total liabilities and shareholders' deficiency	$5,892	$9,180	$3,896

The accompanying notes are an integral part of the consolidated financial statements.

April 30, 2013
Date of approval of the financial statements	Avi Ludomirski Chairman of the Board	Jonathan Gurfinkel Chief Executive Officer	Michal Mendelevich levy Finance Manager

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,	Period from January 1, 2005 (inception date) through March 31,
	2013	2012	2012	2013
	Unaudited		Audited	Unaudited

Operating expenses:

Research and development	$1,203	$756	$4,964	$47,158
Marketing	55	54	253	552
General and administrative	534	539	1,852	8,862

Operating loss	1,792	1,349	7,069	56,572
Financial expenses (income), net	(13)	(51)	(26)	551

Loss before income taxes	1,779	1,298	7,043	57,123
Income taxes	11	12	33	120

Net loss	$1,790	$1,310	$7,076	$57,243

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	$-	$-	$-

Issuance of Ordinary shares, net in January 1, 2005	-	-	2,000,000	4	-	-	4
Issuance of Preferred A shares (at $0.22), net	1,333,333	300	-	-	-	-	-
Stock-based compensation related to options granted to service providers	-	-	-	-	6	-	6
Net loss		-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	1,333,333	300	2,000,000	4	6	(669)	(659)

Issuance of Preferred B shares (at $1.08), net	1,507,341	1,634	-	-	-	-	-
Issuance of preferred C shares (at $1.68)	760,501	1,280	-	-	-	-	-
Stock based compensation related to options granted to service providers	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006	3,601,175	3,214	2,000,000	4	51	(2,587)	(2,532)

Issuance of Preferred D shares (at $2.29)	2,982,896	6,832	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007	6,584,071	10,046	2,000,000	4	158	(10,145)	(9,983)

Issuance of Preferred D shares(at $2.32),	1,606,176	3,735	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

Conversion of convertible loan to Preferred D-1 shares	4,924,722	14,700	-	-	-	-	-
Exercise of option granted to service provider	59,807	21	-	-	-	-	-
Issuance of Preferred E shares(at $0.63),	10,413,052	6,548	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	(10,653)	(10,653)

Balance as of December 31, 2009	23,587,828	35,050	2,000,000	4	419	(38,868)	(38,445)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	(3,953)	(3,953)

Balance as of December 31, 2010	23,587,828	35,050	2,000,000	4	593	(42,821)	(42,224)

Issuance of Preferred F shares (at $0.605)	21,928,376	13,250	-	-	-	-	-
Conversion of convertible loan into Preferred F shares (at $0.605)	15,244,456	9,212	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	224	-	224
Net loss	-	-	-	-	-	(5,556)	(5,556)

Balance as of December 31, 2011	60,760,660	57,512	2,000,000	4	817	(48,377)	(47,556)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	126	-	126
Net loss	-	-	-	-	-	(7,076)	(7,076)

Balance as of December 31, 2012	60,760,660	57,512	2,000,000	4	943	(55,453)	(54,506)

Issuance of Preferred F shares (at $0.605)	6,170,696	3,733	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	21	-	21
Net loss	-	-	-	-	-	(1,790)	(1,790)

Balance as of March 31, 2013 (unaudited)	66,931,356	61,245	2,000,000	4	964	(57,243)	(56,275)

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2011	60,760,660	57,512	2,000,000	4	817	(48,377)	(47,556)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	40	-	40
Net loss	-	-	-	-	-	(1,310)	(1,310)

Balance as of March 31,2012	60,760,660	57,512	2,000,000	4	857	(49,687)	(48,826)

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,	Period from January 1, 2005 (inception date) through March 31,
	2013	2012	2012	2013
	Unaudited			Unaudited
Cash flows from operating activities:
Net loss	$(1,790)	$(1,310)	$(7,076)	$(57,243)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	52	52	213	524
Increase in interest on convertible loan				941
Revaluation of restricted cash	15	(3)	(3)	18
Stock-based compensation related to employees and service providers	21	40	126	964
Decrease (increase) in inventory	(101)	(93)	451	(903)
Decrease (Increase) in accounts receivable	(39)	(1)	(38)	(261)
Decrease (increase) in long-term deposit	-	-	2	(16)
Increase (decrease) in trade payables	-	(79)	(40)	168
Increase(decrease) in accrued expenses	45	(125)	135	463
Increase (decrease) in employees and payroll accruals	(13)	(27)	70	291

Net cash used in operating activities	(1,810)	(1,546)	(6,160)	(55,054)

Cash flows from investing activities:
Investment in restricted cash	(57)	-	(20)	(159)
Proceeds from short term deposit	-	1,741	2,011	2,011
Investment in short-term deposit	-	-	-	(2,011)
Purchase of property and equipment	(102)	(86)	(121)	(1,284)

Net cash provided by (used in) investing activities	(159)	1,655	1,870	(1,443)

Cash flows from financing activities:
Proceeds from convertible loan	-	-	-	22,982
Proceeds from issuance of convertible Preferred shares, net	3,733	-	-	37,326

	3,733			60,308
Net cash provided by financing activities			-

Increase (decrease) in cash and cash equivalents	1,764	109	(4,290)	3,811
Cash and cash equivalents at beginning of period	2,047	6,337	6,337	-

Cash and cash equivalents at end of period	$3,811	$6,446	$2,047	$3,811

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Pocared Diagnostics Ltd. ("the Company") was founded in 2004 and began its operation in January 2005. The Company has developed an innovative technological platform for fully automated, real-time diagnosis of contaminants suspended in liquids. The Company develops a real-time, fully automated laboratory based system for the in-vitro diagnostics (IVD) industry, and specifically for the microbiology market.

The Company's technology and System address the demands for greater throughput and test accuracy. The Company's testing platform can analyze different types of specimens, including urine, swabs, sputum, blood, CSF and feces. The first application to be released is for diagnosis of Urinary Tract Infection. The Company's system is at development stage and it is not available for use at the US.

b.
On January 1, 2008, the Company's wholly-owned subsidiary, Pocared Diagnostics, Inc. ("the Subsidiary"), commenced operations in the USA. Accordingly, Pocared Diagnostics, Inc. is consolidated from the date mentioned above in the Company's financial statements.

The Company and the Subsidiary are parties to a service agreement under which all research and development expenditures incurred by the Subsidiary are reimbursed by the Company on a cost-plus basis.

c.
Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in ASC 915 "Development Stage Entities".

The Company has incurred losses in the amount of $ 1,790  during the  three months ended March 31, 2013, , has an accumulated deficit during the development stage of $ 57,243 as of March 31, 2013 and has accumulated negative cash flow from operating activities.

The Company plans to continue to finance its operations, as it has in the past, through the private placements. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements as of March 31, 2013, are consistent with those applied in the financial statements as of December 31, 2012.

These financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of December 31, 2012 and their accompanying notes.

NOTE 3:-	UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with accounting United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONVERTIBLE PREFERRED SHARES

  Share issuance:

1.
On January 10, 2011, the Company effected a private placement and issued 9,586,777 Preferred F shares in consideration of $ 5,800. According to the share purchase agreement, the Company will issue up to an additional 18,512,397 Preferred F shares in consideration of up to $ 11,200 in three equal quarterly installments starting April 1, 2011. On March 21, 2011, the Company's board of directors resolved to postpone the quarterly installments by 8 weeks. On March 31, 2011, the Company's shareholders approved the above mentioned postponement.

2.	On January 10, 2011, the convertible loan and accrued interest were converted into 15,244,456 Preferred F shares.

3.	On May 27, 2011 the Company received the second installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

4.	On September 8, 2011 the Company received the third installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

5.
On December 5, 2011, the Company's shareholders resolved to postpone the fourth installment to March 30, 2012. On March 22, 2012 the Company's board of directors resolved to postpone the fourth installment to November, 2012, notwithstanding the aforesaid if the performance issue is resolved at any time before such date the Company shall be authorized to immediately call the money and investors shall committed to make such investment. This board of director resolution is still subject to shareholders' approval.

6.	On February 18, 2013 the Company received the fourth installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS"

a.
According to International Financial Reporting Standards ("IFRS"), a convertible loan and its convertible element should be presented at its fair market value, based on its classification as a financial liability at Fair Value through profit and loss. According to U.S. GAAP, a convertible loan is presented at its nominal value. The Company's Convertible note had been accounted accordingly.

As of January 10, 2011, the Company no longer had any convertible notes outstanding; therefore, no further adjustment between IFRS and U.S. GAAP) due to the convertible loan were deemed necessary.

b.
According to International Financial Reporting Standards ("IFRS"), the redemption convertible preferred shares should be presented as equity since the event may trigger the redemption are  in the control of the entity as the board approval is required and the board represents the Company according to IFRS. According to U.S. GAAP in accordance with ASC 480 the redeemable convertible preferred shares are presented outside of permanent equity.

c.
Reconciliations to the statement of income, as of March 31, 2013 since the redemption event is not probable no adjustment to the value under U.S. GAAP has been recorded and therefore no income statement difference between U.S. GAAP and IFRS exists.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -   STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY DEFICIENCY ACCORDING TO IFRS

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at January 1, 2005 (inception date)	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-
Issuance of Ordinary shares, net in January 1, 2005	2,000,000	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4
Issuance of Preferred A shares (at $0.22), net	-	-	1,333,333	3	-	-	-	-	-	-	-	-	-	-	297	-	300
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	-	6
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(669)	(669)

Balance at December 31, 2005 (unaudited)	2,000,000	4	1,333,333	3	-	-	-	-	-	-	-	-	-	-	303	(669)	(359)
Issuance of Preferred B shares (at $1.08), net	-	-	-	-	1,507,341	3	-	-	-	-	-	-	-	-	1,631	-	1,634
Issuance of preferred C shares (at $1.68)	-	-	-	-	-	-	760,501	2	-	-	-	-	-	-	1,278	-	1,280
Stock based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,918)	(1,918)

Balance at December 31, 2006	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	-	-	-	-	-	-	3,257	(2,587)	682
Issuance of Preferred D shares(at $2.29)	-	-	-	-	-	-	-	-	2,982,896	7	-	-	-	-	6,825	-	6,832
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,558)	(7,558)

Balance at December 31, 2007	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	2,982,896	7	-	-	-	-	10,189	(10,145)	63
Issuance of Preferred D shares(at $2.32),	-	-	-	-	-	-	-	-	1,606,176	4	-	-	-	-	3,731	-	3,735
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,070)	(18,070)
Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-      STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)
Conversion of convertible loan to preferred D-1 shares	-	-		-	-	-	-	-	4,924,722	49	-	-	-	-	17,531	-	17,580
Exercise of option granted to service provider	-	-	-	-	-	-	-	-	59,807	1	-	-	-	-	20	-	21
Issuance of Preferred E shares(at $0.63),	-	-	-	-	-	-	-	-	-	-	10,413,052	25	-	-	6,523	-	6,548
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,533)	(13,533)

Balance at December 31, 2009	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,255	(41,748)	(3,395)
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,679)	(3,679)

Balance at December 31, 2010	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,429	(45,427)	(6,900)
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	37,172,832	104	22,084	-	22,188
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	224		224
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,556)	(5,556)

Balance at December 31, 2011	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,737	(50,983)	9,956
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126		126
Net loss																(7,076)	(7,076)

Balance at December 31, 2012	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	37,172,832	$104	$60,863	$(58,059)	$3,006

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at December 31, 2012	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	37,172,832	$104	$60,863	$(58,059)	$3,006
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	6,170,696	17	3,716	-	3,733
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	21	-	21
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,790)	(1,790)

Balance at March 31, 2013 (unaudited)	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	43,343,528	$121	$64,600	$(59,849)	$4,970

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of March 31, 2013 Unaudited

Contents

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of March 31, 2013 and for the three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 42 million as of March 31, 2013 and the losses from the investee amounted to approximately $ 33 thousand for the three months then ended. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 9 , 2013	A Member of Ernst & Young Global

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of March 31, 2013, and for the three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2012 ("consolidated financial statements for 2010") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements

Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.
■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

 Elron Electronic Industries Ltd.
Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31		December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	24,050	26,969	25,097
Other accounts receivable	552	7,010	2,757

	24,602	33,979	27,854

Assets held for sale	-	2,387	-

Non-current assets
Investments in subsidiaries and associates, net	193,289	189,335	193,296
Other investments measured at fair value	22,965	16,988	23,287
Property, plant and equipment, net	42	66	45
Other long-term receivables	204	3,518	183

	216,500	209,907	216,811

Total assets	241,102	246,273	244,665

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31	March 31	December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands

Current liabilities
Trade payables	52	184	95
Other accounts payable	2,062	1,597	1,633

	2,114	1,781	1,728

Long-term liabilities
Loans from banks	4,000	-	4,000
Other long term liabilities (Note 2)	78,688	77,269	76,897

	82,688	77,269	80,897

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,378	190,709
Capital reserves	(10,190)	(8,638)	(9,868)
Accumulated deficit	(33,836)	(24,090)	(28,374)

Total equity	156,300	167,223	162,040

	241,102	246,273	244,665

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 9, 2013

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands
Income
Financial income	115	561	892

Expenses
General and administrative expenses	990	1,001	3,873
Financial expenses (Note 2)	1,729	2,317	3,455
Other expenses, net	5	-	159

	2,724	3,318	7,487

	(2,609)	(2,757)	(6,595)

Gain (loss) from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	114	(501)	10,006
Company’s share of income (loss) of subsidiaries and associates	(2,967)	(2,960)	946

Net income (loss) attributable to the Company's shareholders	(5,462)	(6,218)	4,357

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (loss) Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands

Net income (loss) attributable to the Company's shareholders	(5,462)	(6,218)	4,357

Other comprehensive income (loss):

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(322)	(247)	(1,313)

Total loss that would never be reclassified to profit or loss	(322)	(247)	(1,313)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operations	-	75	(51)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	80

Total gain that would be reclassified to profit or loss	-	75	29

Total other comprehensive loss attributable to the Company	(322)	(172)	(1,284)

Other comprehensive income attributable to the Company's subsidiaries and associates	-	4	141

Total comprehensive income (loss) attributable to the Company's shareholders	(5,784)	(6,386)	3,214

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands
Cash flows from operating activities

Net income (loss) attributable to the Company	(5,462)	(6,218)	4,357
Adjustments to reconcile net income (loss) to net cash provided by(used in) operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	2,967	2,960	(946)
Depreciation	3	7	26
Financial expenses (income), net	14	(119)	(203)
Change in liabilities in respect of options	(10)	(7)	(38)
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(114)	501	(10,006)
Change in fair value of financial assets measured at fair value, net	-	132	1,407
Other	(207)	(304)	(286)

	2,653	3,170	(10,046)
Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	282	149	(235)
Increase in long term receivables	(21)	(97)	(180)
Increase (decrease) in trade payables	(43)	82	(7)
Increase (decrease) in other accounts payable	1,792	(217)	8,978
Increase in other long term liabilities	439	2,144	1,771

	2,449	2,061	10,327
Cash paid and received during the year for:
Interest paid	(40)	-	(84)
Interest received	26	119	287

	(14)	119	203

Net cash provided by (used in) operating activities	(374)	(868)	4,841

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2013	2012	2012
	Unaudited		Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	-	(3)	(6)
Investment in associates and subsidiaries	(2,662)	(3,841)	(13,630)
Proceeds from sale of property and equipment	-	-	5
Proceeds from sale of investments in associates and subsidiaries	1,945	22	7,341
Proceeds from sale of financial assets measured at fair value	-	622	1,748
Repayment of loans by subsidiaries	-	-	4,622

Net cash provided by (used in) investment activities	(717)	(3,200)	80

Cash flows from financing activities
Purchase of shares of investee company	-	-	(192)
Dividend paid to the Company's shareholders	-	-	(15,000)
Receipt of long-term loans from banks	-	-	5,000
Repayment of loans from banks	-	-	(1,000)
Proceeds from exercise of options	44	-	331

Net cash provided by (used in) financing activities	44	-	(10,861)

Decrease in cash and cash equivalents	(1,047)	(4,068)	(5,940)

Cash and cash equivalents as of beginning of the period	25,097	31,037	31,037

Cash and cash equivalents as of end of the period	24,050	26,969	25,097

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.            General

The accompanying condensed separate financial data as of March 31, 2013 and for the three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2012 and the Company's interim consolidated financial statements and accompanying notes.

2.            Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes. The exchange differences in regards with these capital notes are included under financial expenses in the income statement.

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of March 31, 2013

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the annual report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended December 31, 2012 (the "Last Annual Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management deemed the internal control as of December 31, 2012 effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Annual Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Annual Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2013 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 9, 2013  ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer
I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2013 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 9, 2013    ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date

Section 36a to the Israel Securities Law (1968)

Report as of March 31, 2013
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of March 31, 2013 (1 USD = 3.648 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling  shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on  separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	584
Second year	0	0	0	0	0	584
Third year	0	0	0	14,592	0	40
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	14,592	0	1,208

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	584
Second year	0	0	0	0	0	584
Third year	0	0	0	14,592	0	40
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	14,592	0	1,208

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting  companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	3,192	0
Total	0	0	0	0	3,192	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by  the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands) 87,734
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands) 169,862